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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 46612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HFR Investments, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2024 S. Wabash Ave., Suite 401
(No. and Street)

Chicago	Illinois	60616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Tucker — (312) 808-9540
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

200 West Adams, Suite 2211	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

MAR 02 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Philippe Leopando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

HFR Investments, Inc., as of

December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President, Secretary and Treasurer

Title

Notary Public

OFFICIAL SEAL
CHRISTOPHER J LEE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/20/11

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VICTORIUM · CORONAT · CHRISTUS
MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Stockholder
HFR Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of HFR Investments, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFR Investments, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and supplemental schedules have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 13 through 15 inclusive are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
February 26, 2009

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

HFR INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Financial Condition
December 31, 2008

Assets

Cash in bank	$	16,804
Fees receivable		34,959
Illinois personal property replacement taxes receivable - current		100
Illinois personal property replacement taxes receivable - deferred		4,000
Total assets	$	55,863

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	7,300
Total liabilities	$	7,300

Stockholder's Equity

Common stock, at stated value, (1,000 shares authorized, 100 shares issued and outstanding)	$	100
Additional Paid in Capital		53,700
Retained (deficit)		(5,237)
Total stockholder's equity	$	48,563
Total liabilities and stockholder's equity	$	55,863

The accompanying notes are an integral part of these financial statements.

HFR INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Operations
For the Year Ended December 31, 2008

Revenue

Fee income	$	37,854
Other income		3,156
Interest income		1,652
Total revenue	$	42,662

Expenses

Director's fees	$	187,500
Compensation and related benefits		65,734
Professional fees		18,877
Rent and occupancy		16,600
Regulatory fees		15,930
Communications		5,122
Insurance		2,816
Other		633
Total expenses	$	313,212
Income before provision/(credit) for income taxes	$	(270,550)
Provision for income taxes: Illinois personal property replacement tax - current		100
Provision for income taxes: Illinois personal property replacement tax - deferred		2,800
Net loss	$	(267,650)

The accompanying notes are an integral part of these financial statements.

HFR INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balance at January 1, 2008	$ 100	$ 38,400	$ 262,413	$ 300,913
Contributions by stockholder	-	15,300	-	15,300
Net loss	-	-	(267,650)	(267,650)
Balance at December 31, 2008	$ 100	$ 53,700	$ (5,237)	$ 48,563

The accompanying notes are an integral part of these financial statements.

HFR INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows Provided By Operating Activities:		
Net loss		$ (267,650)
Adjustments to reconcile net income to net cash used in operating activities:		
Net change in:		
Fees receivable	$ 33,666	
Prepaid assets	6,611	
Accounts payable and accrued expenses	(23,733)	
Illinois personal property replacment taxes payable-current	1,100	
Illinois personal property replacment taxes receivable - deferred	(10,600)	
Total adjustments		$ 7,044
Net cash provided by operating activities		$ (260,606)
Cash Flows (Applied To) Financing Activities:		
Contributions by shareholder	$ 15,300	
Net cash (applied to) financing activities		$ 15,300
Net increase in cash		$ (245,306)
Cash Balance December 31, 2007		$ 262,110
Cash Balance December 31, 2008		$ 16,804

The accompanying notes are an integral part of these financial statements

HFR INVESTMENTS, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business
The Company was incorporated on August 11, 1993 in the State of Illinois for various purposes including, but not limited to, the sale of direct participation programs ("DPP"). The Company's income is derived primarily from fees received in conjunction with its marketing of DPPs.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") (formerly known as National Association of Securities Dealers, Inc. ("NASD")). Its activities are limited to the sale of DPPs.

The Company does not hold customer funds or securities. Consequently, it is not subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB No. 109" FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The adoption of FIN 48 had no impact on the Company's financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). The adoption of FAS 157 did not have a material effect on the Company's financial Statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company had incurred significant operating losses for the year ended December 31, 2008. In 2008, the Company incurred a net loss of approximately $268,000. The Company's primary source of revenue had decreased by approximately 95% in comparison to the prior year. Although the director's fees had decreased by 40% from the prior year such fees accounted for 64% of the Company's operating expenses. Due to the current economic environment, the ability of the Company to continue as a going concern will be contingent upon its ability to significantly increase its revenues and the shareholder's ability to contribute additional capital to the Company if necessary. (See Note 6 - Subsequent Events)

NOTE 3 - MINIMUM CAPITAL REQUIREMENTS

As a registered "DPP" securities dealer the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2008 the Company had net capital requirements and net capital of $5,000 and $9,504, respectively.

The net capital requirements could effectively restrict the payment of cash distributions, the purchase by the Company of its own stock and the making of unsecured loans to the shareholders.

NOTE 4 - COMMITMENTS

The Company's lease agreement for office space was canceled as of December 31, 2008.

Rent expense for the year ended December 31, 2008 was approximately $17,000.

NOTE 5 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by the general partners or managers of the DPPs on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account which introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

NOTE 6 – SUBSEQUENT EVENTS

On January 5, 2009, a Stock Purchase Agreement was executed for Mark R. Tucker and Philippe Leopando to buy the Company from Joseph G. Nicholas. The agreement is subject to the approval of FINRA.

At the issuance date of the Audit Report, the Company had sufficient capital in excess of its minimum requirement.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFR INVESTMENTS, INC. **as of December 31, 2008**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	48,563	3480
2.	Deduct ownership equity not allowed for Net Capital						3490
3.	Total ownership equity qualified for Net Capital					48,563	3500
4.	Add:						
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital						3520
	B. Other (deduction) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	48,563	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition	$	39,059	3540			
	B. Secured demand note deficiency			3590			
	C. Commodity futures contracts and spot commodities- propriety capital charges			3600			
	D. Other deductions and/or charges			3610		(39,059)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions				$	9,504	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities			3734			
	D. Undue Concentration			3650			
	E. Other (list)			3736		0	3740
10.	Net Capital				$	9,504	3750

Non-allowable assets:		
Fees receivable	$	34,959
Illinois personal property replacement taxes receivable - current		100
Illinois personal property replacement taxes receivable - deferred		4,000
Total	$	39,059

Reconciliation between unaudited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	$	12,997
Increase in accounts payable		(3,493)
Net capital per audited financial statements	$	9,504

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFR INVESTMENTS, INC. **as of December 31, 2008**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	487	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	4,504	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	8,774	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	7,300	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	7,300	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	76.82%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

See Independent Auditors' Report.

HFR INVESTMENTS, INC.
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2008

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
HFR Investments, Inc.
Chicago, Illinois

We have examined the financial statements of HFR Investments, Inc. for the year ended December 31, 2008, and issued our report thereon dated February 26, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted below, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

> At December 31, 2008, accruals for certain revenue and expenses were not maintained in the books and records of the Company such that the related monthly net capital computation was prepared substantially on a cash basis. Generally accepted accounting principles and Rule15c3-1 under the Securities Exchange Act of 1934, as Amended, require that the Company's books and records and the monthly net capital computation be maintained on the accrual basis of accounting. The Company did not file an amended FOCUS Report to reflect these accruals. The Company should recognize all accruals, prepare its books and records as well as monthly net capital computation on an accrual basis and that management review such computations to ensure compliance with this policy.

The Company should prepare and implement policies and procedures to ensure that it properly classifies the Company's account balances. Management must ensure that such reports contain the proper classification of its balances.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the FINRA and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 26, 2009

HFR INVESTMENTS, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2008